Filed by Chicago Mercantile Exchange Holdings Inc. pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities

Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company's Commission File No.: 001-32650

The facts of the proposed CME/CBOT

merger speak for themselves:

CME/CBOT	ICE/CBOT

Established Currency	Volatile Currency

CME currency has been stable and tested with a P/E that has fluctuated only 10 points in last 1.5 years.	Value of offer, including announced premium, is based on ICE currency that has experienced 30 percent more volatility than CME’s currency. ICE P/E has fluctuated more than 26 points in last 1.5 years.

Strategically Superior	Strategically Inferior

Creates immediate global scale advantages and broader platform to grow core business through new products and new opportunities to trade across asset classes, including OTC offerings. Has diverse business model with demonstrated success beyond core business, for example transaction processing services.	Offers only fragmented operations with more limited ability to deliver short-and long-term efficiencies.

Operational Strengths	Operational Weaknesses

Offers integrated clearing and technology, supported by proven track record for large-scale systems integration. Lowers costs for customers by consolidating floor operations at CBOT and trading platforms.	Has disjointed, unproven clearing and technology operations that may be unable to handle CBOT volume – at day one or peak, resulting in cost increases rather than efficiencies for customers.

Beneficial for Customers	Risky and Costly for Customers

CME steadily has reduced its rate per contract in recent years. In addition, with CME/CBOT, customers will enjoy more than $70 million in annual savings due to trading floor and electronic trading integration. Customers benefit from more than $1 billion in margining efficiencies through common clearing link.	ICE already has the industry’s highest fees and charges customers more than twice the current CME and CBOT rates per contract – even before incurring costs to scale up clearing and technology. Customers would lose efficiencies with the elimination of the common clearing link.

Proven Ability to Integrate and Execute	Significant Integration and Execution Risk

Demonstrated operational excellence through successful, timely integration of common clearing link with CBOT and trade matching services for NYMEX.	Incomplete integration of New York Clearing Corporation (NYCC) and NYBOT potentially hampers the integration of a far larger, more complex exchange in a successful, timely manner.

CME/CBOT	ICE/CBOT

Achievable Synergies	Exaggerated Synergies

At least $125 million in estimated annual pre-tax cost savings beginning the second full year post- close, with strong potential for revenue synergies.	Operational, clearing and revenue synergies appear inflated, highly speculative and out of line with precedent transactions. No trading floor unification.

Technology Leader	Limited Technology Capacity

Operating virtually around the clock, electronic trading at CME has grown at a compound annual rate of 300 percent since 2000. Simultaneously, response times have improved to 31 milliseconds in futures and 6.25 milliseconds in options. Proven capability to consistently and reliably handle peak loads, for example more than 92 million orders in a single day.	ICE customers tell CME that ICE’s trading platform is less reliable, potentially making it difficult to absorb NYBOT and grow the CBOT business at the same time.

Reliable Clearing Capability	Questionable Clearing Capability

Brings 109 years of default-free risk management and financial integrity, moving $1.8 billion to $8.5 billion each day in settlement payments. Benefits customers with optimal margining, low-cost services, scalability, adaptability and operational reliability.	Untested, unspecific strategy to use LCH.Clearnet, NYCC and TSX to scale up clearing. Substantial increase in capacity required. Only offers gross margining.

Globally Distributed	Niche Distribution

CME Globex available through telecommunications hubs (six in Europe, one in Asia) as well as through direct connections to traders in all major asset classes in 83 countries and jurisdictions.	Relies on the Internet as its backbone rather than secure, dedicated and highly available connectivity. Only distributed through dedicated terminals on energy trading desks.

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CME is a global leader in electronically traded derivatives products. CME enables customers to access the widest array of benchmark futures and options contracts available on any exchange, via its CME Globex platform, virtually 24 hours a day–more than any other exchange in the world.

Performance

»	Volume matters.

–	CME Globex has a proven record of handling large volume trading days as well as market peaks.

–	CME Globex processed an average daily volume of 6 million contracts in March 2007, with an all-time record of 11.9 million contracts (11.08 million for CME and 800,000 for NYMEX) on February 27, 2007.

–	In October 2004, CME marked the one billionth contract traded on CME Globex since its launch in 1992. By March 2006, two billion contracts had been traded on CME Globex and, by March 2007, CME Globex passed the three billion mark.

»	Even with tremendous transaction volume increases, response times have gotten faster.

CME GLOBEX TOP VOLUME DAYS*

11,087,714	February 27, 2007

9,518,217	March 1, 2007

9,474,695	March 14, 2007

9,076,805	February 28, 2007

9,059,993	March 13, 2007

*	represents CME volume only

»	Electronic trading at CME has experienced a compounded annual growth rate of 300 percent since 2000.

–	In terms of order volume, CME Globex handled a record 92 million orders on March 14, 2007 –32 million for futures and 60 million for options.

•	On average, round trip time for CME options products is 6.25 milliseconds.

•	On average, round trip time for CME futures products is 31 milliseconds.

»	CME has a proven record of integrating large-scale transaction processing volume into CME Globex, positioning CME technology for future growth opportunities as well as immediate success.

–	CME integrated NYMEX electronic trading into the CME Globex platform, with an average of 600,000 contracts traded per day and a peak on January 11, 2007, of nearly 920,000 contracts. This is nearly double the volume of competing exchanges.

Reliability

»	Reliability is just as important to our customers as speed.

–	CME has integrated 99.999% reliability into its trading systems.

–	Every CME match engine was upgraded in 2006.

»	The reliability of CME Globex has helped CME grow its electronic trading volume from 15 percent of total exchange volume in 2000 to 74 percent in the first quarter of 2007.

–	CME uses secure, dedicated and the most highly available connectivity for customers.

–	CME utilizes two state-of-the-art data centers to ensure reliability of its systems. The data centers provide primary and backup production environments for clearing and trading platforms at all times.

–	CME provides virtually around-the-clock support for trading around the world, including market, application and network services from CME Globex Control Centers in both Chicago and London. Additional support tools, such as the TeleStat automated system that gives traders the ability to cancel and status orders via the telephone, are also offered to enhance customer service.

Distribution

»	CME offers its global customer base the choice of connecting through Internet applications (ex: CME EOS Trader) or through direct connections.

–	On a global scale, CME Globex is distributed to trading desks and customers managing risk in all major asset classes: interest rates, equities, foreign exchange, agricultural commodities, alternative investment products, energy and metals.

–	Major high-velocity, high-volume institutional customers demand direct connections to trade. In more than 83 countries and jurisdictions, CME provides those direct connections–and does not limit access to dedicated terminals.

»	CME operates six European telecommunications hubs: in Amsterdam, Dublin, Gibraltar, London, Milan and Paris. It also operates one Asian telecommunications hub in Singapore, with a second planned to launch in China later this year.

–	Hubs significantly reduce connectivity costs for customers because they ensure a local connection to CME, not an international one. Lower costs create further efficiencies for our customers and translate into more trading volume.

–	In November 2006, CME launched a colocation service for customers that significantly improves round trip times to less than 2 milliseconds.

»	Independent software vendors (ISVs) also help to distribute CME Globex through their front-end systems. CME Globex is available through 150,000 screens around the world.

Innovation

»	CME Globex is a world class electronic trading system with a strong track record. CME provides the functionality to support the diverse range of customer needs within and between asset classes.

–	CME has 600 IT employees supporting electronic trading as well as a variety of critical enterprise technology functions.

–	CME’s talented team supports not only match engine development but also clearing information technology, distributed computing, enterprise-wide technology, front-end systems, regulatory systems, trading floor technology, OTC trading technology and various ASP agreements (for example, NYMEX on Globex and CME’s joint venture with Reuters, FXMarketSpace).

»	CME match engines have been designed and built to maintain transparency and anonymity in trading.

–	CME has used internal resources to upgrade both the hardware and NSC software of its futures trading system, which was originally licensed from Euronext in 1998. Over the past six years, CME has so extensively redeveloped the CME Globex platform that it is now unparalleled in the global derivatives industry.

–	CME has built its options trading systems using internal resources alone. CME’s options match engine– Falcon–handles complex options strategies and mass quoting capabilities, seeing a peak of 60 million quotes in one day while keeping response times of 6.25 milliseconds.

»	CME Globex meets the functionality needs of NYMEX, which is now listed on the CME Globex platform, and CBOT, which CME plans to merge with in mid 2007.

–	CME Globex has multi-generational spread capability in both interest rate and commodity products.

–	CME is the only derivatives exchange to offer implied pricing for butterfly spreads in short-term interest rates trading, enhancing liquidity out the yield curve.

»	CME Globex offers sophisticated trading functionality for futures and options on futures.

–	This enables customers to employ a wide array of complex trading strategies in the electronic environment that were previously only available on trading floors.

»	CME is expanding the benefits of its exchange model into the OTC marketplace.

–	Some examples include technology applications for CME Clearing360, FXMarketSpace and Swapstream.

Recognition

»	CME is recognized as an innovator, having pioneered electronic trading with CBOT and Reuters in the late 1980s and having launched CME Globex in 1992.

»	CME has been recognized as a leading technology employer and is the only exchange named for the last two years to the Computerworld 100 Best Places to Work in IT.

»	CME is the only exchange recognized by the InformationWeek 500 as one of the most innovative users of technology for 2004, 2005 and 2006.

»	Additional recognition:

–	Computerworld business intelligence project of the year, 2007

–	Computerworld storage networking best practices award, 2007

–	Risk Magazine, Exchange of the Year, 2006

–	Inside Market Data, 2006 Executive of the Year, Matthew Simpson

–	NetBotz Data Center Award of Excellence for Security and Environmentals, 2006

–	Waters Magazine, Project of the Year, 2005

–	Chicago Innovation Award, 2005

–	Computerworld Premier100 2005, James R. Krause

–	Global Finance, Most Innovative Exchange, 2004

–	Wall Street & Technology Financial Services 40, 2004

CME is vitally aware of its role in international financial markets and believes that its financial safeguard system, designed for the benefit and protection of both clearing members and their customers, is second to none.

Financial Safeguards

» CME is the largest derivatives clearing facility in the world based on notional value and is an industry leader in risk management.

»       Serves as central counterparty, guaranteeing trades for CME, CBOT and OneChicago.

–       Handled more than 2.1 billion futures, options on futures and over-the-counter (OTC) transactions worth more than $800 trillion in notional value in 2006

–       Offers financial safeguards package of nearly $4 billion

–       Manages nearly $50 billion in collateral every day

»       Ensures the safety and soundness of the markets CME clears and helps differentiate the exchange from its competitors. With CME Clearing serving as the counterparty to every trade matched or submitted in the clearing process, counterparty risk is virtually eliminated.

– 109-year, default-free history – Industry-leading risk management:
• Real-time, 24-hour risk monitoring • Twice daily mark-to-market
• Regular stress testing for clearing members and large clients
• Specialized real-time risk monitoring for automated trading systems and other large day traders
• On-site risk reviews of clearing member firms
• Real-time risk management support to clearing members
– Proven crisis management (e.g., Refco financial crisis 2006)

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Customer Benefits

»       Offers clearing services for the widest range of benchmark financial products and is the low-cost provider of clearing services.

–       In addition to clearing for CME, CBOT, and One Chicago, CME Clearing also provides clearing services for OTC transactions through CME Auction Markets and CME Clearing360

»       Combination of CME and CBOT products under a single clearing house results in significant capital savings and efficiencies for the market.

–       Historic CME/CBOT common clearing agreement generated more than $1 billion in margin efficiencies for customers

»       Provides an important innovation over clearing houses that offer solely net or solely gross margining.

–       Optimal margining offers customers the choice to either gross-or net-margin their portfolios. Different portfolios benefit from different margining tactics, so customers have the flexibility to customize the best solution for their trading profiles.

»       Facilitates cross-margining with four clearing organizations, more than any other clearing house in the world.

–       Significantly enhances both the efficiency and financial integrity of clearing system by treating all positions as being held in the same account, which allows gains accruing to futures or options positions to be immediately available to meet the requirements for funds from losing positions.

Operational Excellence

»       Leverages scalability and adaptability.

–       Cleared an average of 8.6 million contracts each day and a total of 2.1 billion contracts in 2006

–       Cleared an average of 10.3 million contracts each day in Q1 2007 with a peak of 25 million contracts on February 27, 2007

–       Managed open interest of $43 million (CME) and $17 million (CBOT) as of the end of Q1 2007

–       Had settlement variations averaging $1.8 billion each day and peaking at $8.5 billion in one day (February 27, 2007)

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Operational Excellence (cont.)

»       Has operational capacity to clear business of CME and CBOT.

–       Responsible for settling trading accounts, clearing trades, collecting and maintaining performance bond funds, regulating delivery and reporting trading data

–       Eliminates accumulation of losses or debt with twice daily mark-to-market settlement

»       Leads effort to standardize messaging formats using FIXml.

–       Promotes straight-through processing through highly scalable, robust messaging capability

–       Provides tools to firms to help manage their business, for example, Brokerage Payment System and Give-up Payment System

–       Offers diverse, automated process flows for collateral programs

»       Invented and distributes SPAN system around the world.

–       Developed in 1988, CME’s Standard Portfolio Analysis of Risk (SPAN) system for calculating performance bond requirements was the first futures industry performance bond system ever to calculate requirements exclusively on the basis of overall portfolio risk

–       Since implementation, SPAN has become the industry standard and is now the official performance bond mechanism for nearly every registered futures exchange and clearing organization in the United States, and for many global entities

Over-the-Counter Growth Opportunities

»       With 83 percent of global derivatives trading over-the-counter, CME is setting new directions as it expands the benefits of its exchange model to the OTC marketplace.

–       Examples include clearing applications for CME Clearing360, FXMarketSpace and Swapstream which extend CME Clearing’s cenral counterparty guarantee into the OTC market

»       With the proven clearing capabilities it has today, and the application development planned for the future, CME Clearing is well positioned to anticipate customer needs in both exchange and OTC markets.